SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 4)*

BRONCO DRILLING COMPANY, INC.
(Name of Issuer)

Shares of Common Stock, par value $.01 per share
(Title of Class of Securities)

112211107
(CUSIP Number)

Arthur H. Amron, Esq.
Wexford Capital LP
411 West Putnam Avenue
Greenwich, CT 06830
(203) 862-7012
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

—with copies to —
Gregg Berman, Esq.
Fulbright & Jaworski L.L.P.
666 Fifth Avenue
New York, NY 10103
(212) 318-3000

July 9, 2009
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See section 240.13d-7 for other parties to whom copies are to be sent.

*    The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or other subject to the liabilities of that section of Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 112211107
1	Names of Reporting Persons. I.R.S. Identification Nos. of above Persons (entities only)	Wexford Catalyst Investors LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions)	OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e	☐
6	Citizenship or Place of Organization	Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power	0
8	Shared Voting Power (see Item 5 below)	1,173,632
9	Sole Dispositive Power	0
10	Shared Dispositive Power (see Item 5 below)	1,173,632
11	Aggregate Amount Beneficially Owned by Each Reporting Person	1,173,632
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11)	4.31%
14	Type of Reporting Person (See Instructions)	OO

CUSIP No. 112211107
1	Names of Reporting Persons. I.R.S. Identification Nos. of above Persons (entities only)	Wexford Spectrum Trading Limited
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions)	OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e	☐
6	Citizenship or Place of Organization	Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power	0
8	Shared Voting Power (see Item 5 below)	2,047,251
9	Sole Dispositive Power	0
10	Shared Dispositive Power (see Item 5 below)	2,047,251
11	Aggregate Amount Beneficially Owned by Each Reporting Person	2,047,251
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11)	7.52%
14	Type of Reporting Person (See Instructions)	CO

CUSIP No. 112211107
1	Names of Reporting Persons. I.R.S. Identification Nos. of above Persons (entities only)	Wexford Capital LP
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions)	OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e	☐
6	Citizenship or Place of Organization	Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power	0
8	Shared Voting Power (see Item 5 below)	3,220,883
9	Sole Dispositive Power	0
10	Shared Dispositive Power (see Item 5 below)	3,220,883
11	Aggregate Amount Beneficially Owned by Each Reporting Person	3,220,883
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11)	11.83%
14	Type of Reporting Person (See Instructions)	PN

CUSIP No. 112211107
1	Names of Reporting Persons. I.R.S. Identification Nos. of above Persons (entities only)	Wexford GP LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions)	OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e	☐
6	Citizenship or Place of Organization	Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power	0
8	Shared Voting Power (see Item 5 below)	3,220,883
9	Sole Dispositive Power	0
10	Shared Dispositive Power (see Item 5 below)	3,220,883
11	Aggregate Amount Beneficially Owned by Each Reporting Person	3,220,883
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11)	11.83%
14	Type of Reporting Person (See Instructions)	OO

CUSIP No. 112211107
1	Names of Reporting Persons. I.R.S. Identification Nos. of above Persons (entities only)	Charles E. Davidson
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions)	OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e	☐
6	Citizenship or Place of Organization	United States
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power	0
8	Shared Voting Power (see Item 5 below)	3,220,883
9	Sole Dispositive Power	0
10	Shared Dispositive Power (see Item 5 below)	3,220,883
11	Aggregate Amount Beneficially Owned by Each Reporting Person	3,220,883
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11)	11.83%
14	Type of Reporting Person (See Instructions)	IN

CUSIP No. 112211107
1	Names of Reporting Persons. I.R.S. Identification Nos. of above Persons (entities only)	Joseph M. Jacobs
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions)	OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e	☐
6	Citizenship or Place of Organization	United States
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power	0
8	Shared Voting Power (see Item 5 below)	3,220,883
9	Sole Dispositive Power	0
10	Shared Dispositive Power (see Item 5 below)	3,220,883
11	Aggregate Amount Beneficially Owned by Each Reporting Person	3,220,883
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11)	11.83%
14	Type of Reporting Person (See Instructions)	IN

This Amendment No. 4 to Schedule 13D modifies and supplements the Schedule 13D initially filed on July 25, 2008, as amended (the "Statement"), with respect to the common stock, $0.01 par value per share (the “Common Stock”), of Bronco Drilling Company, Inc. (the “Company”).  Except to the extent supplemented by the information contained in this Amendment No. 4, the Statement, as previously amended and as amended as provided herein, remains in full force and effect.  Capitalized terms used herein without definition have the respective meanings ascribed to them in the Statement.
.

Item 2.	Identity and Background

(a)	This statement is filed by

(i)	Each of Wexford Catalyst Investors LLC and Wexford Spectrum Trading Limited (collectively, the “Purchasing Entities”) with respect to the shares of Common Stock owned by them;

(ii)
Wexford Capital LP (“Wexford Capital”), a Delaware limited partnership, which acts either as manager or investment sub-advisor to the Purchasing Entities, with respect to the shares of Common Stock owned by the Purchasing Entities;

(iii)
Wexford GP LLC (“Wexford GP”), a Delaware limited liability company, which is the general partner (the “General Partner”) of Wexford Capital, with respect to the shares of Common Stock owned by the Purchasing Entities;

(iv)	Charles E. Davidson (“Mr. Davidson”), the Chairman and a managing member of Wexford GP, with respect to the shares of Common Stock owned by the Purchasing Entities; and

(v)	Joseph M. Jacobs (“Mr. Jacobs”), the President and a managing member Wexford GP, with respect to the shares of Common Stock owned by the Purchasing Entities.

The foregoing persons are hereinafter sometimes collectively referred to as the “Reporting Persons”. All disclosures herein with respect to any Reporting Person are made only by such Reporting Person. Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

(b)	The address of the principal business and principal office of the Reporting Persons is c/o Wexford Capital LP, 411 West Putnam Avenue, Greenwich, CT 06830.

(c)
Each of Purchasing Entities is a private investment fund formed for the purpose of making various investments. Wexford Capital acts either as a manager or investment sub-advisor for the Purchasing Entities.  Wexford GP is the General Partner of Wexford Capital. Messrs. Davidson and Jacobs serve as the managing members of Wexford GP.

(d)	None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)
None of the Reporting Persons has, during the last five years, been a party to civil proceeding of a judicial administrative body of competent jurisdiction and, as a result of such proceeding, was, or is subject to, a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

(f)
Wexford Catalyst Investors LLC is a Delaware limited liability company and Wexford Spectrum Trading Limited is a Cayman Islands exempt company.  Wexford Capital is a Delaware limited partnership. Wexford GP is a Delaware limited liability company. Messrs. Davidson and Jacobs are each United States citizens.

Item 3.	Source and Amount of Funds or Other Consideration.

The shares of Common Stock beneficially owned by the Reporting Persons were acquired through open market purchases using the general funds of the Purchasing Entities, which funds were contributed by investors in such entities. The net investment cost (including commissions, if any) is approximately $40,901,074. Such shares are held by the Purchasing Entities.

Item 4.	Purpose of Transaction.

The purpose of the acquisition of the shares of Common Stock is for investment, and the acquisitions of such Shares were made in the ordinary course of business and were not made for the purpose of acquiring control of the Issuer.  The Reporting Persons at any time and from time to time may acquire additional shares of Common Stock or dispose of any or all of such Shares depending upon an ongoing evaluation of the investment in the Common Stock, prevailing market conditions, other investment opportunities, other investment considerations and/or other factors.

Except to the extent the foregoing may be deemed a plan or proposal, the Reporting Persons have no plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j) inclusive, of the instructions to Item 4 of the Schedule 13D.  The Reporting Persons may, at any time and from time to time, review or reconsider its position and/or change its purpose and/or formulate plans or proposals with respect thereto.

Item 5.	Interest in Securities of the Issuer

The aggregate number and percentage of shares of Common Stock beneficially owned by the Reporting Persons (on the basis of 27,217,459 shares of Common Stock issued and outstanding as reported in the Company’s Form 10-Q filed with the Commission on May 8, 2009) are as follows:

Wexford Catalyst Investors LLC
(a) Amount beneficially owned:	1,173,632	Percent of class:	4.31%
(b) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote:			0
(ii) Shared power to vote or to direct the vote:			1,173,632
(iii) Sole power to dispose or to direct the disposition of:			0
(iv) Shared power to dispose or to direct the disposition of:			1,173,632

Wexford Spectrum Trading Limited
(a) Amount beneficially owned:	2,047,251	Percent of class:	7.52%
(b) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote:			0
(ii) Shared power to vote or to direct the vote:			2,047,251
(iii) Sole power to dispose or to direct the disposition of:			0
(iv) Shared power to dispose or to direct the disposition of:			2,047,251

Wexford Capital LP
(a) Amount beneficially owned:	3,220,883	Percent of class:	11.83%
(b) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote:			0
(ii) Shared power to vote or to direct the vote:			3,220,883
(iii) Sole power to dispose or to direct the disposition of:			0
(iv) Shared power to dispose or to direct the disposition of:			3,220,883

Wexford GP LLC
(a) Amount beneficially owned:	3,220,883	Percent of class:	11.83%
(b) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote:			0
(ii) Shared power to vote or to direct the vote:			3,220,883
(iii) Sole power to dispose or to direct the disposition of:			0
(iv) Shared power to dispose or to direct the disposition of:			3,220,883

Charles E. Davidson
(a) Amount beneficially owned:	3,220,883	Percent of class:	11.83%
(b) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote:			0
(ii) Shared power to vote or to direct the vote:			3,220,883
(iii) Sole power to dispose or to direct the disposition of:			0
(iv) Shared power to dispose or to direct the disposition of:			3,220,883

Joseph M. Jacobs
(a) Amount beneficially owned:	3,220,883	Percent of class:	11.83%
(b) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote:			0
(ii) Shared power to vote or to direct the vote:			3,220,883
(iii) Sole power to dispose or to direct the disposition of:			0
(iv) Shared power to dispose or to direct the disposition of:			3,220,883

Wexford Capital may, by reason of its status as managing member or sub investment manager of the Purchasing Entities, be deemed to own beneficially the shares of Common Stock of which the Purchasing Entities possess beneficial ownership. Wexford GP may, as the General Partner of Wexford Capital, be deemed to own beneficially the shares of Common Stock of which the Purchasing Entities possess beneficial ownership. Each of Messrs. Davidson and Jacobs may, by reason of his status as a controlling person of the Wexford GP, be deemed to own beneficially the shares of Common Stock of which the Purchasing Entities possess beneficial ownership. Each of Messrs. Davidson and Jacobs, Wexford GP and Wexford Capital shares the power to vote and to dispose of the shares of Common Stock beneficially owned by the Purchasing Entities.  Each of Wexford Capital, Wexford GP and Messrs. Davidson and Jacobs disclaims beneficial ownership of the shares of Common Stock owned by the Purchasing Entities and this report shall not be deemed as an admission that they are the beneficial owner of such securities except, in the case of Messrs. Davidson and Jacobs, to the extent of their respective personal ownership interests in any of the Purchasing Entities.

Except as set forth in Item 3 above, the Reporting Persons have not effected any transactions in the Common Stock during the 60 days preceding the date of this Schedule 13D.

* * * * *

SIGNATURE

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: July 13, 2009

WEXFORD CATALYST INVESTORS LLC

By:	/Arthur Amron/
Name:	Arthur Amron
Title:	Vice President and Assistant Secretary

WEXFORD SPECTRUM TRADING LIMITED

By:	/Arthur Amron/
Name:	Arthur Amron
Title:	Vice President

WEXFORD CAPITAL LP

By:	/Arthur Amron/
Name:	Arthur Amron
Title:	Partner and Secretary

WEXFORD GP LLC

By:	/Arthur Amron/
Name:	Arthur Amron
Title:	Vice President and Assistant Secretary

/Charles E. Davidson/
Charles E. Davidson

/Jospeh M. Jacobs/
Joseph M. Jacobs